NEWS RELEASE

Investor Relations Contact Allan E. Jordan The Global Consulting Group 1-646-284-9400 ajordan@hfgcg.com	Public Relations Contact - International Motti Gadish Retalix Ltd. +972-9-776-6611 Motti.Gadish @retalix.com

Retalix Announces Record Fourth Quarter and 2005 Results

Fourth Quarter Revenues Reach $54.5 Million with Net Income of $6.3 Million;

Full Year Revenues Reach $191.3 Million with Net Income of $15.5 Million

Ra’anana, Israel, March 27, 2006 – Retalix® Ltd. (Nasdaq: RTLX), a global provider of enterprise-wide software solutions for food retailers and distributors, today announced results for the fourth quarter and fiscal year ended December 31, 2005. The Company also announced revisions to its previously reported second and third quarter 2005 results due to changes in the purchase price allocations attributed to its acquisitions in April 2005.

Fourth Quarter 2005 Financial Highlights:

•	Fourth Quarter revenues reached a record $54.5 million, up 52% year-over-year.
•	Fourth Quarter GAAP net income was up 205% to a record $6.3 million, or $0.32 per fully diluted share.
•	Fourth Quarter non-GAAP net income increased by 241% to a record $7.3 million, or $0.37 per fully diluted share.

Full Year 2005 Financial Highlights:

•	Full year revenues increased to $191.3 million, up 54% from 2004.
•	Full year GAAP net income was up by 160% to $15.5 million, or $0.79 per fully diluted share.
•	Full year non-GAAP net income increased by 227% to $19.6 million, or $0.99 per fully diluted share.

Fourth Quarter Operational Highlights:

•	Fuel provider at premier U.S. discount retailer selected the Retalix POS solution
•	Australia’s Woolworths deploys Retalix POS in 1,400 stores
•	First win in Japan’s grocery market with Zen Nippon Shokuhin supermarkets
•	Retalix InSync wins five early adopters within four months of its launch
•	Retalix Honored as a “Red Herring Small Cap 100”

“I am pleased to report a year of strong growth and achievements for Retalix,” said Barry Shaked, President and CEO of Retalix, commenting on today’s results. “We achieved record results both at the top- and bottom lines. We strengthened our position as the key technology partner for many of the most successful food retailers and distributors around the world. We won new customers in new territories. We acquired subsidiaries that expand our product offering and our market presence. We made tremendous progress in realizing our vision of a fully synchronized set of enterprise software solutions. And we are experiencing excellent customer acceptance of our next generation enterprise software platform - Retalix InSync. These accomplishments position us as the leading provider of integrated software solutions for food retailers and distributors.”

Fourth Quarter 2005 Results

Retalix revenues for the fourth quarter of 2005 were $54.5 million, an increase of 52% from $35.9 million reported in the fourth quarter of 2004.

Retalix reported adjusted non-GAAP earnings for fourth quarter 2005 of $7.3 million, or $0.37 per fully diluted share, compared to adjusted non-GAAP earnings of $2.1 million, or $0.12 per share for fourth quarter 2004. Adjusted non-GAAP earnings exclude amortization of intangibles related to acquisitions net of tax of $1.0 million, or $0.05 per share. GAAP net income for the fourth quarter of 2005 was $6.3 million, or $0.32 per fully diluted share, compared to $ 2.1 million, or $0.11 per share for fourth quarter 2004.

Gross profit in the fourth quarter of 2005 increased by 46% to $34.8 million, up from $23.8 million in the fourth quarter of 2004. Gross margin in the fourth quarter of 2005 was 63.9% of sales, as compared to 66.5% in the fourth quarter of 2004.

Sales and marketing expenses were $8.4 million in the fourth quarter of 2005, as compared to $6.7 million in the corresponding quarter in 2004.

Fourth quarter operating margin was 15.8%, up from 6.6% in the prior year’s quarter.

Full-Year 2005 Results

For the full year ended December 31, 2005, the Company reported record revenues of $191.3 million, an increase of 54% as compared to revenues of $124.4 million in the prior year.

Retalix reported adjusted non-GAAP earnings for FY 2005 of $19.6 million, or $0.99 per fully diluted share, compared to adjusted non-GAAP earnings of $6.0 million, or $0.36 per share for FY 2004. Adjusted non-GAAP earnings exclude amortization of intangibles related to acquisitions net of tax of $4.1 million, or $0.20 per share. GAAP net income for the FY 2005 was $15.5 million, or $0.79 per fully diluted share, compared to $ 6.0 million, or $0.36 per share for FY 2004.

Gross profit in FY 2005 increased by 48% to $121.9 million, up from $82.2 million in FY 2004. Gross margin in FY 2005 was 63.7% of sales, as compared to 66.1% in the prior year.

Sales and marketing expenses were $33.4 million in FY 2005, as compared to $24.8 million in FY 2004.

FY 2005 operating margin was 11.0%, compared to 6.0% in the prior year.

In 2005, Retalix generated over $12.4 million in cash flow from operations. As of December 31, 2005 the Company had cash and equivalents and marketable securities of $66.6 million, $1.1 million in long-term debt and shareholders’ equity of $206.2 million.

Revisions to Q2 and Q3 2005

Retalix also today announced a revision to its results for the second and third quarters of fiscal 2005, initially published on August 8, 2005 and November 9, 2005, respectively, and for certain historical and pro forma information for the six months ended June 30, 2005 published on November 8, 2005. These restatements are due to changes in the allocations of the purchase price paid pursuant to the acquisitions in April 2005 of Integrated Distribution Solutions, L.L.C. (IDS) and TCI Solutions, Inc. (TCI).

During the year-end audit, Retalix’s new auditor took the position under accounting rule FAS 141 that certain items such as open contracts and deferred revenues should have been recorded at fair value and thus amortized and recognized over their estimated life in conjunction with the attributed fair value. The primary impacts of these restatements on the results of the second quarter were a reduction of revenues by $147,000, an increase of cost of sales by $2.5 million and a reduction of net income by $1.6 million. The primary impacts of these restatements on the results of the third quarter were a reduction of revenues by $128,000, an increase of cost of sales by $373,000, and a reduction of net income by $301,000. The revisions made will be detailed in amendments the Company plans to file in connection with the previously filed Forms 6-K discussing the results of the second and third quarters as well as pro forma information in connection with the above acquisitions.

“These changes do not impact our operations, strong cash position or cash flows,” said Shaked. “Our business remains strong and so does our outlook for 2006.”

Business Outlook

“Retalix enters 2006 uniquely positioned as the only end-to-end solution provider focused on the needs of food retailers and distributors,” said Barry Shaked. “With our excellent reputation as the Point of Sale software provider for huge multi-national food retailers, we are well positioned to be the vendor of choice for most of America’s leading grocery retailers.”

“We are also excited by the strong interest generated for our next generation enterprise platform, Retalix InSync, and for Retalix DemandAnalytX, our demand forecasting and order optimization solution. We believe each of these systems will create opportunities for continued growth in 2006 and beyond.”

Shaked concluded, “We look forward to another strong year for Retalix in 2006 with revenues between $215 million and $225 million, and GAAP net income between $16 million to $20 million.”

Non-GAAP operating income is expected to be between $30.5 million and $36.0 million in 2006. Non-GAAP net income is expected to be between $21.7 million and $25.7 million (between $1.08 per share to $1.28 per share). The non-GAAP earnings do not include $4.7 million ($2.8 after tax effects) of amortization of intangibles related to acquisitions, including those of IDS and TCI in 2005, and $2.9 million due to allocation of employee stock option expenses under FAS 123R.

To supplement the guidance presented in accordance with GAAP, Retalix is presenting its net income and earnings before the amortization of intangibles related to acquisitions and the allocation of employee option expenses under FAS 123R. FAS 123R requires Retalix to expense the fair value of grants made under stock option programs over the vesting period of the options beginning on January 1, 2006.  Retalix has adopted the transition method that does not result in the restatement of previously issued financial statements to give effect to the changes caused by FAS 123R. This non-GAAP presentation of net income and earnings per share is provided to enhance the understanding of the Company’s historical financial performance and comparability between periods. The Company believes this presentation provides useful information, particularly during the transition period when many companies have not yet adopted the provisions of FAS 123R. Retalix will report its net income and earnings per share during 2006 on both a GAAP basis, and on a non-GAAP basis that excludes the amortization of intangibles related to acquisitions and share-based payment charges resulting from FAS 123R in order to facilitate analysis of the business and meaningful period to period comparisons.

Conference Call

The Company will be holding a conference call to discuss results for the fourth quarter and of FY 2005 on Monday, March 27, 2006 at 10:30 AM Eastern Time (7:30 AM Pacific Time and 17:30 Israeli Time). Participating in the call will be Retalix Ltd. CEO Barry Shaked, CFO Danny Moshaioff and Retalix USA CEO Victor Hamilton. This conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site.

About Retalix Ltd.

Retalix is a global provider of enterprise-wide software solutions to retailers and distributors. With more than 34,000 sites installed across 50 countries, Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,300 employees in its various subsidiaries and offices worldwide. The company’s International headquarters are located in Ra’anana, Israel, and its American headquarters are located in Dallas, Texas.

Retalix on the web: www.retalix.com

Retalix® is a registered trademark of Retalix Ltd. in the United States and other countries.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix’s anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix’s new platforms, the perception by leading retailers of Retalix’s reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix’s Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

# # #

(FINANCIAL STATEMENTS FOLLOW)

RETALIX LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

Year ended December 31		Three months ended December 31
2005	2004	2005	2004
U.S. $ in thousands
(except per share data)

REVENUES:
Product sales	108,921	78,900	31,005	22,991
Services and projects	82,383	45,460	23,480	12,864
Total revenues	191,304	124,360	54,485	35,855
COST OF REVENUES:
Cost of product sales	34,984	23,246	9,524	6,733
Cost of services and projects	34,465	18,890	10,149	5,279
Total cost of revenues	69,449	42,136	19,673	12,012
GROSS PROFIT	121,855	82,224	34,812	23,843
OPERATING INCOME (EXPENSES):
Research and development expenses - net	(44,683)	(34,096)	(12,085)	(10,299)
Selling and marketing expenses	(33,382)	(24,798)	(8,426)	(6,735)
General and administrative expenses	(22,864)	(15,944)	(5,676)	(4,471)
Other general income (expenses) - net	83	15	(6)	31
Total operating expenses	(100,846)	(74,823)	(26,193)	(21,474)
INCOME FROM OPERATIONS	21,009	7,401	8,619	2,369
FINANCIAL INCOME (EXPENSES), net	202	85	126	127
GAIN ARISING FROM ISSUANCE OF SHARES BY COMPANY		200
INCOME BEFORE TAXES ON INCOME	21,211	7,686	8,745	2,496
TAXES ON INCOME	5,784	1,838	2,466	519
INCOME AFTER TAXES ON INCOME	15,427	5,848	6,279	1,977
SHARE IN LOSSES OF AN ASSOCIATED COMPANY	(130)	(137)	(27)	(34)
MINORITY INTERESTS IN LOSSES OF SUBSIDIARIES	189	247	27	115
NET INCOME FOR THE PERIOD	15,486	5,958	6,279	2,058
EARNINGS PER SHARE:
Basic	0.83	0.38	0.33	0.12
Diluted	0.79	0.36	0.32	0.11
WEIGHTED AVERAGE NUMBER OF SHARES USED
IN COMPUTATION OF EARNINGS PER
SHARE – in thousands:
Basic	18,710	15,746	18,960	17,175
Diluted	19,674	16,552	19,884	17,936

RETALIX LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

December 31
2005	2004
U.S. $ in thousands

Assets
CURRENT ASSETS:
Cash and cash equivalents	55,692	91,413
Marketable securities	10,919	14,331
Accounts receivable:
Trade	36,415	26,399
Other	4,510	2,680
Inventories	1,787	755
Deferred income taxes	8,143	3,650
Total current assets	117,466	139,228
NON-CURRENT ASSETS:
Marketable debt securities	2,056	6,125
Deferred income taxes	2,108	1,728
Long-term receivables	2,617	3,592
Amounts funded in respect of employee rights upon retirement	5,402	4,553
Other	751	523
	12,934	16,561
PROPERTY, PLANT AND EQUIPMENT, net	12,311	10,407
GOODWILL	105,816	39,774
OTHER INTANGIBLE ASSETS, net of accumulated
amortization	25,400	4,653
	273,927	210,623

RETALIX LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31
	2005	2004
	U.S. $ in thousands
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Short-term bank credit	3,981	7,565
Current maturities of long-term bank loans	198	4,801
Accounts payable and accruals:
Trade	11,587	10,251
Employees and employee institutions	5,781	5,122
Current maturities of other liabilities	247	1,048
Accrued expenses	6,249	3,591
Other	7,863	3,848
Deferred revenues	11,988	4,949
Total current liabilities	47,894	41,175
LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	1,109	1,493
Employee rights upon retirement	9,250	8,435
Deferred tax liability	7,591
Other liabilities, net of current maturities		259
Total long-term liabilities	17,950	10,187
Total liabilities	65,844	51,362
MINORITY INTERESTS	1,841	1,969
SHAREHOLDERS’ EQUITY :
Share capital - ordinary shares of NIS 1.00
par value (authorized: 30,000,000
shares; issued and outstanding:
December 31, 2005 –19,409,003 shares;
December 31, 2004 – 17,577,432 shares)	5,132	4,717
Additional paid in capital	149,881	116,277
Retained earnings	51,517	36,031
Accumulated other comprehensive(expense) income	(288)	267
Total shareholders’ equity	206,242	157,292
	273,927	210,623

RETALIX LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31		Three months ended December 31
	2005	2004	2005	2004
	U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	15,486	5,958	6,279	2,058
Adjustments required to reconcile net income to
net cash provided by operating activities:
Minority interests in losses of subsidiaries	(189)	(247)	(27)	(115)
Depreciation and amortization, net	9,876	2,552	2,614	739
Gain arising from issuance of shares by a subsidiary
and an associated company	(83)	(200)	(83)
Share in losses of an associated company	131	137	28	34
Tax benefits relating to employee and other option grants				(558)
Compensation expenses resulting from shares and
options granted to employees and non employees		299		42
Changes in accrued liability for employee
rights upon retirement	988	1,085	301	445
Losses (gains) on amounts funded in respect of
employee rights upon retirement	155	(166)	(74)	(182)
Deferred income taxes - net	(1,523)	(980)	(312)	(178)
Net decrease (increase) in marketable securities	(2,969)	(1,903)	(2,573)	667
Amortization of discount (premium) on marketable debt securities	92	66	19	(25)
Other	(554)	116	(137)	127
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including the non-current portion)	(1,989)	132	(5,646)	(496)
Other	(1,473)	7	823	(207)
Increase (decrease) in accounts payable and accruals:
Trade	(414)	(94)	(594)	(3,644)
Employees, employee institutions and other	2,391	(505)	1,295	2,598
Decrease in inventories	(1,045)	388	(752)	553
Increase (decrease) in deferred revenues	(6,448)	(445)	1,056	379
Net cash provided by operating activities - forward	12,432	6,200	2,217	2,237

(Continued) - 2

RETALIX LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31		Three months ended December 31
	2005	2004	2005	2004
	U.S. $ in thousands
Net cash provided by operating activities – brought forward	12,432	6,200	2,217	2,237
CASH FLOWS FROM INVESTING ACTIVITIES:
Maturity of marketable debt securities held to maturity	12,111	10,801	500	3,200
Investment in marketable debt securities held to maturity	(1,876)	(20,784)		(2,611)
Acquisition of subsidiaries consolidated for the first
time (a)	(50,312)	(13,781)
Additional investments in subsidiaries and other assets	(3,724)	(2,504)	(3,390)	(2,504)
Purchase of property, plant, equipment and other assets	(3,069)	(1,826)	(999)	(627)
Proceeds from sale of property, plant and equipment	25	63		50
Amounts funded in respect of employee rights
upon retirement, net	(905)	(644)	(272)	(140)
Long-term loans granted to employees	(54)	(28)		(8)
Collection of long-term loans from employees	168	155	60	103
Net cash used in investing activities	(47,636)	(28,548)	(4,101)	(2,537)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares in the Nasdaq,
net of $3,066,000 share issuance costs		58,857
Repayment of long-term bank loans	(4,636)	(3,467)	(2,262)	(854)
Issuance of share capital to employees resulting
from exercise of options	10,088	10,135	2,062	6,188
Short-term bank credit - net	(5,809)	1,887	(133)	3,912
Investment in a subsidiary	58	34	24	34
Net cash provided by (used in) financing activities	(299)	67,446	(309)	9,280
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(218)	222	9	222
NET INCREASE IN CASH AND CASH EQUIVALENTS	(35,721)	45,320	(2,184)	9,202
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD	91,413	46,093	57,876	82,211
BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF PERIOD	55,692	91,413	55,692	91,413

RETALIX LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	Year ended	Year ended
	December 31,	December 31,
	2005	2004
	U.S. $ in thousands

(a) Net fair value of the assets acquired and liabilities assumed at the date of acquisition, was as follows:
Assets and liabilities of the
subsidiaries at the date of acquisition:
Working capital (excluding cash
and cash equivalents)	12,699	(894)
Deferred tax liability,net	4,279	(728)
Property, plant, equipment
And other assets, net	(2,396)	(699)
Amounts funded in respect of
employee rights upon retirement		(9)
Accrued liability for employee rights
upon retirement		1,711
Goodwill and other intangible assets
arising on acquisition	(91,820)	(21,013)
Issuance of the Company’s share
capital	23,863	5,410
Long- term loan		1,469
Short-term bank credit	2,230
Minority interests in subsidiary		141
Increase in account payable- other	833	831
	(50,312)	(13,781)

(b)	Supplemental information on investing activities not involving cash flows:
1)

In January 2004, the Company acquired 100% of the shares of OMI International, Inc. The consideration included, in addition to cash, the issuance of share capital of the Company in the total amount of $ 5,410,000.

2)

On April 1, 2005, the Company acquired substantially all of the business assets of Integrated Distribution Solutions, L.L.C. The consideration included, in addition to cash, the issuance of share capital of the Company in the total amount of $ 6,883,000.

3)

On April 1, 2005, the Company acquired 97% of the preferred stock of TCI Solutions, Inc. The consideration included, in addition to cash, the issuance of share capital of the Company in the total amount of $ 16,980,00

Retalix LTD.

RECONCILIATION OF NON-GAAP MEASURES OF PERFORMANCE

	Three Months Ended		Year Ended
	December 31,		December 31,
	U.S. $ in thousands
	(except per share data, unaudited)

NON-GAAP NET INCOME	2005	2004	2005	2004
Net income (GAAP BASIS)	6,279	2,058	15,486	5,958
Adjustment for non-GAAP measures of performance:
Add back amortization of intangibles related to acquisitions	1,042	86	4,080	28
Adjusted non-GAAP net income	7,321	2,144	19,566	5,986

NON-GAAP EARNINGS PER SHARE	2005	2004	2005	2004
Diluted earnings per share (GAAP BASIS)	0.32	0.11	0.79	0.36
Adjustment for non-GAAP measures of performance:
Add back amortization of intangibles related to acquisition	0.05	0.01	0.20	-
Adjusted non-GAAP diluted earnings per share	0.37	0.12	0.99	0.36